

October 16, 2014

<u>Via E-mail</u>
Guy Marsala
Chief Executive Officer
Medbox, Inc.
8439 West Sunset Blvd., Suite 101
West Hollywood, CA 90069

> **Re: Medbox, Inc.**
> **Registration Statement on Form S-1**
> **Filed October 3, 2014**
> **File No. 333-199162**

Dear Mr. Marsala:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>General</u>

1.   We note your response to comment one in our letter dated September 18, 2014. It appears that you continue to register for resale the shares of common stock underlying the debentures to be issued within five days of the effectiveness of the registration statement. In order to register the resale of securities prior to their issuance, the Section 4(2) exempt sale of the convertible debentures to the investors must have been completed, and the investors must be at market risk at the time of filing of the resale registration statement and irrevocably bound to purchase the securities for a set purchase price. As such, please provide us with your analysis as to why the transactions contemplated under the July and the September 2014 purchase agreements, as amended, constitute completed private placements and that the investors are irrevocably bound to purchase an aggregate of $6 million in convertible debentures. Please ensure that in your response you also address the following issues:

- Section 2.4(iv) of the purchase agreement contemplates as one of the closing conditions that there would be "no existing event which, with the passage of time or the giving of notice, would constitute an Event of Default." Please explain to us why an investor would not have discretion on determining what existing event with the passage of time would constitute an event of default.

- Section 2.4(vi) of the purchase agreement appears to provide the investors with reasonable discretion on what may constitute impracticable or inadvisable purchase of securities at the applicable closing, giving investors control over this closing condition.

For guidance, please refer to Question 139.11 of Securities Act Compliance and Disclosure Interpretations.

About This Offering, page 7

2.   Please revise to include tabular disclosure of:

- the aggregate number of shares of the company's common stock that the debentures (together with the accrued interest) would be convertible to if the noteholders exercised their right to convert at the fixed price of $11.75;

- the total possible number of shares issuable upon repayment of the debentures;

- the total dollar value of the common stock issuable upon repayment of the debentures based on a market price per share on the date of the sale of the debentures; and

- the total possible profit the selling shareholders could realize as a result of the conversion discount for the common stock issuable upon repayment of the debentures, assuming various market prices and amortization conversion rates.

3.   Please expand your disclosure here or in an appropriate section of the filing:

- to discuss that the company's option to make the amortization payments in shares of stock is subject to meeting the "Equity Conditions" identified in the Form of Debenture (Exhibit 10.20). In this regard, we note that the definition of "Equity Conditions" in Exhibit 10.20 refers to certain limitations set forth in Section 4(e) of the note, which section appears to be missing;

- to disclose that satisfaction of the Equity Conditions includes payment by the company of liquidated damages of $1,000 per trading day in the event of the company's failure to deliver certificates upon a conversion at the election of a noteholder (see Section 4(c)(iv) of the Form of Debenture); and

- to expand disclosure of the antidilution adjustment in the event of subsequent equity sales, noting that the conversion price of the debentures will be reduced *equal* to the lower price for which subsequent equity sales occurred (see Section 5(b) of the Form of Debenture).

4.   Please correct the aggregate principal amount of the debentures to reflect an amount of $6 million rather than $6.5 million.

Description of Business, page 19

5.   We note your response to comment six in our letter dated September 18, 2014. Please revise to disclose whether you have begun the operations of entering into real estate purchase agreement contracts, assisting in applying for licenses and entering into management rights agreements.

Our Strategy, page 21

6.   We note your revised disclosure in response to comment seven in our letter dated September 18, 2014, stating that you have the ability to work with licensees to professionally manage their cultivation and dispensing facilities. Please tell us, and to the extent necessary revise to disclose whether or not you have begun the operations of working with licensees to professionally manage their cultivation and dispensing facilities.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Sherry Haywood, Staff Attorney at (202) 551-3345 or, in her absence, Era Anagnosti at (202) 551-3369 with any questions.

Sincerely,

/s/ Era Anagnosti,

for Pamela Long
Assistant Director

cc: Via E-mail
        Darren Ocasio, Esq.